FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
__Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
	Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940.	OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response....0.5
(Print or Type Responses)
1. Name and Address of Reporting Person* OSTERMANN, DIETMAR	2. Issuer Name and Ticker or Trading Symbol ELECTRONIC DATA SYSTEMS CORPORATION ("EDS")	6. Relationship of Reporting Person(s) to issuer (Check all that apply) ___Director ___10% Owner _X_Officer or ___Other (Below)
(Last) (First) (Middle) 5400 LEGACY DRIVE	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 02/12/03	6. (Continued) - Title: CEO AT KEARNEY (SUBSIDIARY)
(Street) PLANO TX 75024	5. If Amendment, Date of Original	7. Individual or Joint/Group Filing (Check Applicable Lines) __X___ Form filed by One Reporting Person ______ Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I-Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security	2. Transaction Date (Month/ Day/Year)	2A. Transaction Date (Month/ Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 & 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock								7,408*	D

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/ Year)	3A. Deemed Execution Date if any (Month/Day /Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exer- sable and Expiration Date (Month/Day /Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Iinstr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction (s) (Instr. 4)	10. Ownership Form of Derivative Security Direct (D) or Indirect (I) (Instr. 4)
				Code	V	(A)	(D)	Date Exer- cisable	Expira tion Date	Title	Amount or No. of shares
Employee Stock Option (right to buy) 5/14/97 Grant													504*	D
Employee Stock Option (right to buy) 12/17/97 Grant													11,235*	D
Employee Stock Option (right to buy) 11/30/98 Grant													21,452*	D
Employee Stock Option (right to buy) 12/5/00 Grant													100,000*	D
Employee Stock Option (right to buy) 2/6/02 Grant													36,000*	D
Common Stock (right to buy) 02/10/03 Grant	$16.205	02/10/03		A		50,000		(1)	(1)	Common Stock	50,000		50,000	D
Common Stock (right to buy) 02/10/03 Grant	$16.205	02/10/03		A		17,000		(2)	(2)	Common Stock	17,000		17,000	D

Explanation of Responses:

*No reportable change since last filing
(1)  The options become 100% vested on 2/9/07, unless the following have occurred prior thereto:  (a)  the options become exercisable after 2/10/04 in the amount of 50% vested the first Trading Day after the average closing price of Issuer's common stock is (for 10 consecutive trading days), equal to or greater than 130% of the Fair Market Value of Issuer's common stock on 2/10/03; (b) the options become exercisable after 2/10/05 in the amount of 100% vested the first Trading Day after which the average closing price of Issuer's common stock is (for 10 consecutive trading days), equal to or greater than 150% of the
       Fair Market Value of Issuer's common stock on 2/10/03.
(2)  The options become 100% vested and exercisable on or following 2/10/04 as determined by Issuer's CEO.

               /S/  LINDA EPSTEIN                                2/12/03
   Linda Epstein as Attorney-in-Fact for               Date
   Dietmar Ostermann

**Intentional misstatements or omissions of facts constitute federal Criminal Violations.
See 18 U.S.C 1001 and 15 U.S.C. 788ff(a).